CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	As of April 30	As of October 31
(millions of US dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$243	$117
Accounts receivable, net	223	264
Notes receivable (Notes 3 and 7)	14	75
Unbilled revenue	86	86
Inventories, net (Note 4)	88	85
Income taxes recoverable	64	61
Current portion of deferred tax assets	18	20
Prepaid expenses and other (Note 5)	33	16
Assets held for sale (Note 8)	6	6
Total current assets	775	730

Property, plant and equipment, net (Note 8)	278	301
Deferred tax assets	82	95
Long-term investments (Note 6)	25	30
Other long-term assets (Note 7)	98	108
Intangible assets, net	136	155
Goodwill (Note 8)	455	452
Total assets	$1,849	$1,871
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$246	$266
Current portion of deferred revenue	93	79
Income taxes payable	9	1
Current portion of long-term debt (Note 11)	36	19
Current portion of deferred tax liabilities	9	4
Total current liabilities	393	369

Long-term debt (Note 11)	240	263
Deferred revenue	11	10
Other long-term obligations	33	31
Deferred tax liabilities	81	108
Total liabilities	758	781

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of April 30, 2009 and October 31, 2008, respectively (Note 13)	489	489
Additional paid-in capital	76	75
Retained earnings	286	301
Accumulated other comprehensive income (Note 19)	240	225
Total shareholders’ equity	1,091	1,090
Total liabilities and shareholders’ equity	$1,849	$1,871

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of US dollars, except per share amounts)	2009	2008 Restated (Note 2(c))	2009	2008 Restated (Note 2(c))
Revenues
Products	$135	$169	$269	$320
Services	122	157	245	302
Reimbursement revenues	25	24	43	50
Total revenues	282	350	557	672
Costs and expenses
Direct cost of products	82	106	164	201
Direct cost of services	77	101	154	193
Reimbursed expenses	25	24	43	50
Selling, general and administration	62	75	122	139
Research and development	14	22	28	42
Depreciation and amortization	23	23	45	50
Restructuring charges, net (Note 14)	-	1	4	1
Change in fair value of embedded derivatives	(3)	(3)	-	1
Other expenses (income), net (Note 15)	18	(7)	16	(7)
Total costs and expenses	298	342	576	670
Operating (loss) income	(16)	8	(19)	2
Interest expense	(5)	(3)	(10)	(6)
Interest income	3	4	6	10
Change in fair value of interest rate swaps	-	-	-	2
Equity earnings (Note 21)	9	10	15	24
(Loss) income before income taxes	(9)	19	(8)	32
Income tax (expense) recovery (Note 16)
- current	(2)	(3)	(12)	(25)
- deferred	(6)	(3)	5	25
	(8)	(6)	(7)	-
Net (loss) income	$(17)	$13	$(15)	$32

Basic and diluted (loss) earnings per share (Note 12)	$(0.15)	$0.11	$(0.13)	$0.27

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of US dollars)	2009	2008 Restated Note 2(c))	2009	2008 Restated (Note 2(c))
Net (loss) income	$(17)	$13	$(15)	$32
Foreign currency translation	19	-	8	(56)
Reclassification of realized loss (gain), net of tax $1 (2008 - $nil) and $3 (2008 - $(2)), respectively	3	-	5	(4)
Unrealized gain on available-for-sale assets, net of tax $nil (2008 - $nil) and $1 (2008 - $nil), respectively	1	-	-	1
Unrealized gain (loss) on net investment hedges, net of tax $1 (2008 - $nil) and $nil (2008 - $(4)), respectively	2	(1)	2	(19)
Repurchase and cancellation of Common shares	-	(1)	-	(2)
Other comprehensive income (loss)	25	(2)	15	(80)
Comprehensive income (loss)	$8	$11	$-	$(48)

The accompanying notes form an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(millions of US dollars)	2009	2008 Restated (Note 2(c))	2009	2008 Restated (Note 2(c))
Operating activities
Net (loss) income	$(17)	$13	$(15)	$32
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities (Note 17):
Items not affecting current cash flows	43	(3)	52	22
Changes in non-cash operating assets and liabilities	71	4	98	(134)
Cash provided by (used in) operating activities	97	14	135	(80)
Investing activities
Purchase of property, plant and equipment	(7)	(15)	(14)	(28)
Proceeds on sale of property, plant and equipment	-	2	3	3
Proceeds on sale of short-term investments	-	-	-	101
Proceeds on sale of long-term investment	-	4	-	7
Decrease (increase) in restricted cash	-	(2)	8	(3)
Other	-	(2)	-	(2)
Cash (used in) provided by investing activities	(7)	(13)	(3)	78
Financing activities
Repayment of long-term debt	(1)	(1)	(7)	(81)
Issuance of shares	-	4	-	5
Repurchase of shares	-	(12)	-	(17)
Cash used in financing activities	(1)	(9)	(7)	(93)
Effect of foreign exchange rate changes on cash and cash equivalents	5	3	1	(2)
Net increase (decrease) in cash and cash equivalents during the period	94	(5)	126	(97)
Cash and cash equivalents, beginning of period	149	130	117	222
Cash and cash equivalents, end of period	$243	$125	$243	$125

The accompanying notes form an integral part of these interim consolidated financial statements.

1.	Basis of Presentation
These unaudited interim consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2008 audited annual consolidated financial statements for the year ended October 31, 2008, except as described in Note 2. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2008.

2.	Changes Affecting Fiscal 2009 Consolidated Financial Statements
(a)	Significant Accounting Policies
On February 1, 2009, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities - an amendment to FASB Statement No. 133” (SFAS 161). SFAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, the Company is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation, fair values, gains and losses and credit-risk-related contingent features.  The Company’s adoption of SFAS 161 is provided in Note 9.

On November 1, 2008, the Company adopted the applicable portions of SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, including a three-level hierarchy based on the level of valuation inputs, and expands disclosure about fair value measurements. Fair value, as defined in SFAS 157, is based on a transaction between market participants and represents, at the valuation date, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction that is not a forced liquidation or distress sale. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The Company’s adoption of SFAS 157 is provided in Note 10.

On November 1, 2008, the Company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with an option to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on the Company’s consolidated financial statements.

(b)	Recent Accounting Pronouncements
United States
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. The Company plans to adopt FSP 157-4 on May 1, 2009 and does not expect a material impact on the Company’s consolidated financial statements.

In April 2009, FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP 107-1).          FSP 107-1 amends SFAS 107, “Disclosures About Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods and annual financial statements. FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting” to require those disclosures in summarized financial information at interim reporting periods. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. FSP 107-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 107-1 requires comparative disclosures only for periods ending after initial adoption. The Company plans to adopt FSP 107-1 on May 1, 2009 and does not expect a material impact on the Company’s consolidated financial statements.

In December 2008, FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods.  FSP 132(R)-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Company will adopt FSP 132(R)-1 on November 1, 2009, which will only impact the Company’s disclosures of its pension plan assets in the Company’s annual consolidated financial statements.

In April 2008, FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company plans to adopt FSP 142-3 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2008, FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP 157-2). FSP 157-2 defers the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. As described above in Note 2(a), the Company adopted the applicable portions of SFAS 157 effective November 1, 2008 and has not yet applied the provisions of SFAS 157 to the non-financial assets and liabilities within the scope of FSP 157-2. The Company plans to adopt the deferred portion of SFAS 157 on November 1, 2009.  MDS currently does not expect the adoption of the deferred portions of SFAS 157 to have a material impact on the Company’s consolidated financial statements.

In December 2007, FASB issued FAS No. 141 (revised 2007), “Business Combinations (revised 2007)” (SFAS 141R). SFAS 141R requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. SFAS 141R also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company plans to adopt SFAS 141R on November 1, 2009 and is currently assessing the impact of SFAS 141R retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (SFAS 160), which is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The Company plans to adopt SFAS 160 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

International Accounting Standards
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and in the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Company currently expects to adopt IFRS as its primary reporting standard when the US Securities and Exchange Commission either requires domestic registrants in the US to transition to IFRS or when a majority of the Company’s competitors commence to report using IFRS.

(c)	MAPLE Facilities Project
During the fourth quarter of fiscal 2008, the Company reviewed its accounting for the transaction related to the 2006 Agreement with Atomic Energy of Canada Limited (AECL) and determined that the original accounting treatment was not correct.  The portion of the 2006 Agreement relating to the 40-year long-term supply agreement resulted in an arrangement that upon completion of the MAPLE Facilities would have met the definition of a capitalized lease. As a result, MDS should have recorded in fiscal 2006 the MAPLE Facilities as a construction in-progress asset until completion of the project, whereupon a capitalized lease asset would be recognized and amortization would have commenced and interest expense associated with MDS’s construction costs should have been capitalized. In addition, the capital costs incurred by AECL since 2006 should have been capitalized, with a corresponding offset to a financing liability, even though MDS has no obligation to reimburse AECL for their incurred capital costs.

The resulting impact from the restatement of the 2006 transaction does not impact the three and six months ended April 30, 2009 consolidated financial statements. Only the prior comparative three and six months ended April 30, 2008 is impacted as described in the following table:

Consolidated Statements of Operations	Three months ended April 30, 2008			Six months ended April 30, 2008
	Previously Reported	Adjustments (Note (a))	Restated	Previously Reported	Adjustments (Note (a))	Restated
Interest (expense) income, net	$(2)	$3	$1	$(2)	$6	$4
Income tax (expense) recovery	$(5)	$(1)	$(6)	$2	$(2)	$-
Net income	$11	$2	$13	$28	$4	$32
Basic and diluted earnings per share	$0.09	$0.02	$0.11	$0.23	$0.04	$0.27

(a) Three and six months ended April 30, 2008 consolidated statements of operations adjusted for capitalized interest related to construction in-progress recorded under lease accounting and associated income taxes.

The Company is involved in litigation with AECL as discussed in Note 23.

3.	Notes Receivable

Notes receivable as of April 30, 2009 of $14 million (October 31, 2008 - $75 million) consists of the current portion of other long-term assets as described in Notes 7(a) and (b). During the second quarter of fiscal 2009, a non-interest bearing promissory note matured and the Company received $60 million in cash proceeds.

4.	Inventories, net
	As of April 30	As of October 31
	2009	2008
Raw materials and supplies	$66	$60
Work-in-process	10	14
Finished goods	21	21
	97	95
Allowance for excess and obsolete inventories	(9)	(10)
Inventories, net	$88	$85

5.	Asset Backed Commercial Paper
Included in prepaid expenses and other current assets as of April 30, 2009 is Canadian non-bank sponsored asset backed commercial paper (ABCP) with a fair value of $9 million. As of October 31, 2008, the Company held ABCP (Original notes) with a fair value of $9 million, which was designated as available for sale and included in long-term investments in the consolidated statements of financial position. On January 21, 2009, the Pan-Canadian Investors Committee (the Committee) announced that the restructuring of the Canadian non-bank sponsored ABCP was completed. As part of the restructuring, the Company exchanged its Original notes, with a par value of C$17 million (US$14 million), for longer-term Master Asset Vehicle II Class A-1, Class A-2, Class B, Class C, and CL 13 notes (collectively, MAVII notes) with the same total par value. The MAVII Class A-1, Class A-2, and Class B notes have interest rates of Bankers’ Acceptance rate less 50 basis points and mature on July 15, 2056, the Class C notes have interest rates of 20% per annum and mature on July 15, 2056 and the CL 13 notes have interest based on the net rate of return generated by the related Specific Tracked Asset – Rocket Trust, Series A and mature on March 20, 2014. While the legal maturity of these notes is July 15, 2056, the actual expected note repayment date is
January 22, 2017.

The Company recorded the MAVII notes at a fair value of $9 million and designated the MAVII notes as held for trading, which requires the notes to be fair valued at each reporting period with changes in the fair value included in the consolidated statements of operations in the period in which they arise. The fair value of the MAVII notes has been determined by fair valuing these notes using a probability-weighted discounted cash flow model making use of currently available information and assumptions that market participants would use in pricing such investments. In determining the fair value of the MAVII notes, the Company reviewed information provided by the Committee, other third-party experts, current investment ratings, valuation estimates of the underlying assets and general economic conditions. For the three and six months ended April 30, 2009, the Company recorded no fair value adjustments (2008 - $3 million and
$3 million, respectively).

6.	Long-Term Investments

	As of April 30	As of October 31
	2009	2008
Investment in joint ventures (Note 21)	$18	$13
Equity investment(a)	5	5
Available for sale(b)	2	12
Long-term investments	$25	$30

(a)           Equity Investment
The Company owns 45.7% of the outstanding shares of Lumira Capital Corp. (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that also has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in future write-downs of the carrying values.

(b)           Available-For-Sale
Investments in Marketable Equity Securities
As of April 30, 2009, the Company’s investments in marketable equity securities have a fair value of $2 million (October 31, 2008 - $2 million). During the first quarter of fiscal 2009, the Company recorded an other than temporary impairment charge of $1 million in other expenses (income), net in the consolidated statements of operations.

Asset Backed Commercial Paper - See Note 5.

7.	Other Long-Term Assets
	As of April 30	As of October 31
	2009	2008
Restricted cash	$5	$13
Financial instrument pledged as security on long-term debt(a)	35	35
Long-term note receivable(b)	24	30
Deferred pension assets (Note 20)	30	26
Other	4	4
Other long-term assets	$98	$108

(a)	Financial Instrument Pledged as Security on Long-Term Debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradeable as it defeases the long-term debt from the Government of Canada related to the original construction of the Maple Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of April 30, 2009 is $38 million (October 31, 2008 - $38 million), of which $3 million (October 31, 2008 - $3 million) is included in notes receivable.

(b)           Long-Term Note Receivable
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable monthly over four years commencing in 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%.  The carrying value of the long-term note receivable as of April 30, 2009 is $35 million (October 31, 2008 - $40 million), of which $11 million (October 31, 2008 - $10 million) is included in notes receivable. The long-term note receivable will be accreted up to its face amount of $43 million over a period of four years. All scheduled monthly payments due have been received.

8.	Impairment of Assets
(a)	Assets Held for Sale
In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), long-lived assets classified as held for sale are measured at the lower of cost or fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. The Company classified certain operations as held for sale in accordance with SFAS 144.

The Company previously adopted a plan to dispose of an office building in Phoenix, Arizona, which is part of MDS Pharma Services, which will no longer be utilized due to a move to another facility. The ongoing global economic and market conditions have resulted in management updating its expectations such that the disposition is expected to be completed by 2010 due to these uncertain times. Based on the prolonged economic and market conditions, the Company engaged an independent appraiser and assessed the fair value of the building as of April 30, 2009 to be greater than the carrying value of the building of $6 million. This asset is presented on the consolidated statements of financial position in “Asset held for sale” and is not being depreciated.

(b)	Long-Lived Assets
SFAS 144 requires that long-lived assets and intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value.

In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Significant judgment is required to determine how assets are grouped for impairment testing, including the Company’s product and service line portfolio, customers and related commercial agreements, and the lowest level for which identifiable cash flows are largely independent. The Company considers projected future undiscounted cash flows, trends and other factors in its assessment of whether impairment conditions exist.

During the three months ended April 30, 2009, the Company experienced a decline in its Central Labs operation, which is part of MDS Pharma Services. A deterioration of customer demand and declines in forecasted cash flows represent indicators of impairment. The Company performed an impairment analysis under SFAS 144, and has determined property, plant and equipment, which represent the long-lived asset group of Central Labs are impaired as of April 30, 2009. Based on the estimated fair value of Central Labs’ property, plant and equipment using the income and cost approaches as well as reviewing information with respect to prices for similar assets, the Company has recorded a non-cash pre-tax impairment charge of $16 million for the three months ended April 30, 2009. This charge is recorded in other expenses (income), net in the consolidated statements of operations. The remaining carrying value of Central Labs property, plant and equipment as of April 30, 2009 is $5 million. While the Company believes that its estimates are reasonable, different assumptions regarding such factors as industry outlook, customer demand, competitor actions and the effectiveness of productivity and cost saving initiatives, could significantly affect its future cash flow estimates. In determining fair value of long-lived assets, management utilized the income and cost approaches as well as reviewing information with respect to prices for similar assets. See Note 24, “Subsequent Events - Discontinued Operations”, for further details on Central Labs.

(c)	Goodwill
In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company monitors its goodwill for indicators of impairment and tests for impairment at least annually. The goodwill impairment test requires the identification of reporting units and a comparison of the estimated fair value of each reporting unit to the carrying value that is recorded on the Company’s consolidated statements of financial position. The Company’s reporting units are MDS Pharma Services, MDS Nordion, and MDS Analytical Technologies.

During the three months ended April 30, 2009, the Company experienced a decline in its stock price, which in conjunction with its total net book value being greater than the market capitalization is considered a potential indicator of impairment.  As such, the Company compared its financial forecasts to prior period forecasts for each of its reporting units and considered other market factors and indicators as of April 30, 2009.  Based on this analysis, the Company concluded that there were no triggering events that would cause the Company to test for impairment of goodwill for any of its reporting units as of April 30, 2009.

While the Company’s management believes that its approach is reasonable and appropriate in the circumstances, if industry and economic conditions in the Company’s markets deteriorate further and forecasted operating results decline, an impairment review of the Company’s goodwill may be required.

9.	Derivatives Instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by entering into contracts with banks listed under Schedule I of the Bank Act (Canada).  The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or as accounts payable and accrued liabilities on the consolidated statements of financial position. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedge item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis. As of April 30, 2009, the Company held no derivatives that were designated as fair value hedges.

Cash Flow Hedges
The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk within the joint venture operations of the Company. Certain Canadian joint venture operations of the Company are expected to have net cash inflows denominated in US dollars in 2009 and subsequent years. The Company enters into foreign exchange contracts to hedge a portion of these cash flows. The Company will hedge anticipated cash inflows that are expected to occur over its planning cycle, typically no more than 24 months into the future. The Company has designated these derivatives as cash flow hedges.

Hedges of Net Investment in Foreign Operations
The Company has designated certain US dollar denominated debt to reduce foreign exchange fluctuations associated with certain foreign currency investments. If the hedge is deemed to be effective, the US dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income (OCI). Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses (income), net in the period in which the changes occur.  If the hedging relationship is no longer highly effective, changes in the fair value of the derivative would be recognized in income beginning in the period in which the changes occur.  If the hedge is terminated because the US dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in accumulated OCI until the hedged item affects the statement of operations.

Other Derivatives
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company has identified certain embedded derivatives in certain supply contracts.

The following table provides the notional and fair value of all Company derivative instruments as of April 30, 2009:
	As of April 30, 2009
	Notional Value	Fair Value
Assets
Embedded derivatives	$27	$2
Foreign currency forward contracts under cash flow hedges and not under hedging relationships	45	1
	$72	$3
Liabilities
Embedded derivatives	$120	$13
Foreign currency forward contracts under cash flow hedges	16	2
	$136	$15

The following table summarizes the activities of the Company’s derivative instruments for the three and six months ended April 30, 2009:
	Three months ended April 30, 2009	Six months ended April 30, 2009
Realized loss on foreign currency forward contracts under cash flow hedges included in the equity earnings (1)	$(4)	$(8)
Unrealized gain recorded in OCI relating to net investment hedges(2)	$2	$2
Unrealized gain (loss) for other foreign currency forward contracts not under hedging relationships recorded in other expenses (income), net	$-	$-
Unrealized gain for embedded derivatives recorded in change in fair value of embedded derivatives	$3	$-

(1) An amount of unrealized loss of $1 million is expected to be reclassified to consolidated statements of operations over the next 12 months.
(2) The amount of ineffectiveness recorded in income was $nil for the three and six months ended April 30, 2009.

10.	Fair Value Measurement
On November 1, 2008, the Company adopted SFAS 157, which establishes a framework for measuring fair value and related disclosures. The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis as of April 30, 2009:
			As of April 30, 2009
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$29	$-	$-	$29
Asset backed commercial paper (Note 5)	$-	$-	$9	$9
Available for sale	$2	$-	$-	$2
Derivative assets(a)	$-	$3	$-	$3
Derivative liabilities(a)	$-	$(13)	$-	$(13)

(a)                      The majority of derivatives entered into by the Company are valued using models that use relevant market inputs as no quoted market prices exist for the instruments. The valuation technique used and inputs required depend on the types of the derivative. The principal techniques used to value these instruments are through comparing the rates at the time that the derivatives are acquired to the period-end rates quoted in the market. The key inputs depend upon the type of derivative, and include interest rate yield curves, foreign exchange spot and forward rates.

The following tables present the changes in the Level 3 fair value category for the three and six months ended April 30, 2009:
				Three months ended April 30, 2009
Description	As of January 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2009
		Earnings	Other
Asset backed commercial paper (Note 5)	$9	$-	$-	$-	$-	$9

				Six months ended April 30, 2009
Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2009
		Earnings	Other
Asset backed commercial paper (Note 5)	$-	$-	$-	$9	$-	$9
Available for sale (Note 6(b))	$9	$-	$-	$(9)	$-	$-

11.	Long-Term Debt
		As of April 30	As of October 31
	Maturity	2009	2008
Senior unsecured notes(a)	2009 to 2014	$221	$227
Other debt(b)	2009 to 2015	55	55
Total long-term debt(c)		276	282
Current portion of long-term debt		(36)	(19)
Long-term debt		$240	$263

(a)           As of April 30, 2009, the Company has senior unsecured notes of $221 million (October 31, 2008 - $227 million) outstanding that bear interest at fixed rates between 5.52% and 6.19% per annum, of which $167 million is due in fiscal 2013.

(b)           As of April 30, 2009, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $39 million (October 31, 2008 - $39 million) discounted at an effective interest rate of 7.02% and repayable at C$4 million (US$3 million) per year with the remaining balance due April 1, 2015.  A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 7(a)).

Other debt also includes an $8 million note payable (October 31, 2008 – $8 million) relating to assets purchased for the MALDI-TOF mass spectrometry operations.  The note bears interest at 4% and is payable on October 22, 2009.

Other debt also includes obligations under capital leases of $8 million (October 31, 2008 – $8 million) and bears interest at various fixed rates.  The Company has numerous capital leases for both buildings and equipment. These leases are capitalized using interest rates considered appropriate at the inception of each lease.  Assets acquired under capital finance leases are included in the consolidated statements of financial position at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the consolidated statements of financial position and the interest element of the capital lease rental is charged to interest expense.

(c)           As of April 30, 2009, the Company has a C$500 million (US$419 million) revolving credit facility available to fund its liquidity requirements. As of April 30, 2009, no amounts were drawn and outstanding under this facility, which expires in July 2010.

12.	Earnings Per Share
	Three months ended April 30		Six months ended April 30
(number of shares in millions)	2009	2008 Restated (Note 2(c))	2009	2008 Restated (Note 2(c))
Weighted average number of Common shares outstanding – basic	120	122	120	122
Impact of stock options assumed exercised	-	-	-	-
Weighted average number of Common shares outstanding – diluted	120	122	120	122
Basic and diluted (loss) earnings per share	$(0.15)	$0.11	$(0.13)	$0.27

13.	Share Capital
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2008	120,137	$489
Issued	-	-
Repurchased and cancelled	-	-
Balance as of April 30, 2009	120,137	$489

During the six months ended April 30, 2009, there were no cash dividends declared or paid as the Company discontinued its policy of paying regular dividends as of January 2007. Due to restrictions in debt covenants on MDS’s long-term debt, the Company can no longer make further dividend payments and has ceased the share repurchase program.

During the six months ended April 30, 2009, the Company issued no Common shares. During the year ended October 31, 2008, the Company issued 462,000 Common shares under the stock option plan for proceeds of $7 million.

During the six months ended April 30, 2009, the Company did not repurchase or cancel any Common shares. During the six months ended April 30, 2008, the Company repurchased and cancelled 872,100 Common shares under a Normal Course Issuer Bid for a total cost of $17 million of which $4 million was charged to share capital, $2 million was charged to OCI, and $11 million was charged to retained earnings.

14.	Restructuring Charges, Net
As part of a review to align the Company’s costs with its performance targets and the ongoing global economic crisis, a number of initiatives were established during the first quarter of fiscal 2009. The Company announced its intention to restructure its MDS Analytical Technologies business by continuing to migrate certain manufacturing operations to Asia as well as doing other smaller initiatives involving MDS’s other business units. In total, restructuring efforts are estimated to cost $4 million, which primarily relates to workforce reductions. The majority of the 2009 restructuring activities are expected to be completed in fiscal 2010.  The remaining fiscal 2008 and fiscal 2007 restructuring activities are expected to be completed in fiscal 2009.

As of April 30, 2009, the restructuring provision of $9 million (October 31, 2008 - $11 million) is included in accounts payable and accrued liabilities in the consolidated statements of financial position.  An analysis of the Company’s restructuring activities until April 30, 2009 is as follows:
	Expenses				Cumulative Activities		Balance as of April 30
	2009	2008	2007	Total	Cash	Non-Cash	2009
Workforce reductions
- MDS Pharma Services	$1	$7	$16	$24	$(18)	$(3)	$3
- MDS Analytical Technologies	3	2	1	6	(4)	2	4
- Corporate and other	-	-	1	1	(1)	-	-
Restructuring charges	4	9	18	31	(23)	(1)	7
Contract cancellation charges
- MDS Pharma Services	-	-	5	5	(5)	-	-
- MDS Analytical Technologies	-	1	-	1	(1)	-	-
- Corporate and other	-	1	-	1	(1)	-	-
Restructuring charges	-	2	5	7	(7)	-	-
Equipment and other asset write-downs
- MDS Pharma Services	-	1	1	2	-	-	2
Restructuring charge	-	1	1	2	-	-	2
Other
- MDS Pharma Services	-	1	5	6	(6)	-	-
- Corporate and other	-	-	8	8	(7)	(1)	-
Restructuring charges	-	1	13	14	(13)	(1)	-
Total for Plan	$4	$13	$37	$54	$(43)	$(2)	$9

15.	Other Expenses (Income), Net
	Three months ended April 30		Six months ended April 30
	2009	2008	2009	2008
Write-down of investments/valuation provisions	$-	$3	$1	$3
(Gain) on sale of investment	-	-	-	(2)
Loss on sale of business	-	-	-	4
Loss (gain) on sale of property, plant and equipment, net	1	-	(1)	-
Impairment charge of property, plant and equipment, net (Note 8)	16	-	16	-
Change in FDA estimate	-	(10)	-	(10)
Foreign exchange loss (gain)	3	1	2	(3)
Other	(2)	(1)	(2)	1
Other expenses (income), net	$18	$(7)	$16	$(7)

16.
Income Taxes
A reconciliation of expected income taxes to reported income tax expenses is provided below.
	Three months ended April 30		Six months ended April 30
	2009	2008 Restated (Note 2(c))	2009	2008 Restated (Note 2(c))
Expected income tax recovery (expense) at MDS’s 32% (2008 – 33%) statutory rate	$4	$(7)	$3	$(11)
(Increase) decrease in taxes as a result of:
Valuation allowance on future tax assets	(9)	-	(9)	-
Tax credits for research and development	1	2	2	3
Differential foreign tax rates	-	3	2	5
Enacted tax rate changes on deferred tax balances	-	-	-	11
Foreign losses	(3)	(2)	(5)	(3)
Other	(1)	(2)	-	(5)
Income tax (expense) recovery	$(8)	$(6)	$(7)	$-

17.	Supplementary Cash Flow Information
(a)	Items not affecting current cash flows comprise the following:
	Three months ended April 30		Six months ended April 30
	2009	2008 Restated (Note 2(c))	2009	2008 Restated (Note 2(c))
Depreciation and amortization	$23	$23	$45	$50
Stock option compensation	2	2	2	3
Deferred income taxes	6	(14)	(5)	(25)
Equity earnings, net of distributions of $7 (2008 - $8) and $16 (2008 - $34), respectively	(2)	(2)	1	10
Write-down of investments	-	3	1	3
Impairment charge of property, plant and equipment, net	16	-	16	-
Loss (gain) on disposal of equipment and other assets	-	2	(2)	4
Change in fair value of embedded derivatives	(3)	(3)	-	1
Change in FDA estimate	-	(10)	-	(10)
Unrealized foreign currency translation loss (gain)	-	1	(3)	(3)
Other	1	(5)	(3)	(11)
	$43	$(3)	$52	$22

(b)	Changes in non-cash operating assets and liabilities comprise the following:

	Three months ended April 30		Six months ended April 30
	2009	2008 Restated (Note 2(c))	2009	2008 Restated (Note 2(c))
Accounts receivable	$25	$11	$43	$21
Notes receivable	60	-	60	-
Unbilled revenue	(8)	(6)	(1)	(14)
Inventories	2	(3)	(2)	(2)
Prepaid expenses and others	1	14	(7)	(1)
Accounts payable and accrued liabilities	(9)	3	(20)	(96)
Income taxes payable	(7)	(11)	10	(48)
Deferred revenue and other long-term obligations	7	(4)	15	6
	$71	$4	$98	$(134)

18.	Stock-Based Compensation
C$ Stock Options	Number [in thousands]	Average Exercise Price
Stock options
Balance as at October 31, 2008	4,190	$19.92
Activity during the period:
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(401)	20.17
Expired	(72)	15.50
Balance as at April 30, 2009	3,717	$19.97

During the six months ended April 30, 2009, the Company granted no C$ stock options (2008 - 39,000) at an average exercise price of C$ nil (2008 - C$20.29). These options have a fair value determined using the Black-Scholes model of C$ nil per share (2008 - C$4.40) based on the following:

C$ Stock Options	2009	2008
Risk-free interest rate	n/a	3.00%
Expected dividend yield	n/a	-%
Expected volatility	n/a	0.21
Expected time to exercise (years)	n/a	4.40

US$ Stock Options	Number [in thousands]	Average Exercise Price
Stock Options
Balance as at October 31, 2008	1,153	$15.88
Activity during the period:
Granted	46	6.14
Cancelled or forfeited	(7)	15.91
Balance as at April 30, 2009	1,192	$15.50

During the six months ended April 30, 2009, the Company granted 46,000 US$ stock options (2008 - 12,000) at an average exercise price of US$6.14 (2008 - US$17.91). These options have a fair value determined using the Black-Scholes model of US$1.47 per share (2008 - US$4.07) based on the following:

US$ Stock Options	2009	2008
Risk-free interest rate	1.70%	3.00%
Expected dividend yield	-%	-%
Expected volatility	0.31	0.22
Expected time to exercise (years)	4.20	4.40

The stock compensation expense for the six months ended April 30, 2009 was $2 million (2008 - $3 million).

Incentive Plans
During the first quarter of fiscal 2009, the Company implemented a new Fiscal 2009 Mid-Term Incentive Plan (MTIP). The Fiscal 2009 MTIP vests on January 16, 2012 and the number of PSUs granted will be determined based on achieving a target rate for 2011 cash earnings per share. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur no later than 60 days following the vesting date.
The Company records the cost of its MTIPs at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the 2006 to 2009 plans:

Liability	As of April 30	As of October 31
	2009	2008
Fiscal 2006 MTIP	$1	$1
Fiscal 2007 MTIP	-	-
Fiscal 2008 MTIP	-	2
Fiscal 2009 MTIP	1	-
Total	$2	$3

Expense (Income)	Three months ended April 30		Six months ended April 30
	2009	2008	2009	2008
2006 Plan	$-	$1	$-	$(4)
2007 Plan	-	1	-	(1)
2008 Plan	(1)	1	(2)	1
2009 Plan	-	-	1	-
Total	$(1)	$3	$(1)	$(4)

Restricted Stock Units
The Company periodically grants time-based restricted stock units (RSUs) to certain employees. Outstanding RSUs are strictly time-based and vest at the end of the restriction period, which can be settled in cash or shares. Payout will be made within 60 days of the vesting date. The Company records the liability and expense relating to RSUs based on the market value of the Company’s Common shares at each reporting date.  The expense is recorded in the consolidated statements of operations on a straight-line basis over the term of the RSUs and adjusted for any fair value changes at each reporting date. The liability relating to RSUs was $1 million as at April 30, 2009
(October 31, 2008 - $nil) and the expense relating to RSUs was $1 million for the six months ended April 30, 2009 (2008 - $nil).

As of April 30, 2009, the Company has 707,000 of outstanding RSUs (October 31, 2008 - 286,000).
Granted		Cancelled	Outstanding
Grant Date	Number [in thousands]	Number [in thousands]	Number [in thousands]	Vesting Date
September 2, 2008	286	(16)	270	January 15, 2010
March 11, 2009	437	-	437	January 15, 2010
	723	(16)	707

19.	Accumulated Other Comprehensive Income
	As of April 30	As of October 31
	2009	2008 Restated (Note 2(c))
Accumulated other comprehensive income, net of income taxes, beginning of period	$225	$496
Foreign currency translation	8	(168)
Reclassification of realized loss (gain), net of tax $3 and $2, respectively	5	(1)
Unrealized (loss) on available-for-sale assets, net of tax $1 and $nil, respectively	-	(2)
Unrealized gain (loss) on net investment hedges, net of tax $nil and $10, respectively	2	(81)
Unrealized (loss) on derivatives designated as cash flow hedges, net of tax $nil and $3, respectively	-	(6)
Pension liability adjustments, net of tax $nil and $3, respectively	-	(7)
Repurchase and cancellation of Common shares	-	(6)
Accumulated other comprehensive income, net of income taxes, end of period	$240	$225

20.	Employee Benefits
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.  The Company amended the terms of certain post-employment plans such that effective January 1, 2008, subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

The following table represents the net periodic benefit cost of defined benefit pension plans.  The cost of other post-employment benefit plans for the three and six months ended April 30, 2009 was $nil (2008 - $1 million).

Defined Benefit Pension Plans
	Three months ended April 30		Six months ended April 30
	2009	2008	2009	2008
Service cost	$1	$1	$1	$2
Interest cost	2	3	5	6
Expected return on plan assets	(4)	(4)	(7)	(8)
Curtailment gain	-	(1)	-	(1)
	$(1)	$(1)	$(1)	$(1)

21.	Related Party Transactions
The Company has two joint venture arrangements, including service agreements. Both joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments, are included in the Company’s MDS Analytical Technologies segment. Under the terms of these joint ventures, the Company provides manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. The Company does not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint ventures realize net income when the products are sold to a third party customer. The Company records its share of realized profits from the joint ventures as equity earnings. The Company does not record income until it is realized by the joint ventures.

The Company reported product revenues relating to the sale of goods to the joint ventures, under the joint venture agreements for the three and six months ended April 30, 2009 of $26 million (2008 - $33 million) and $51 million (2008 - $69 million), respectively.  The Company also reported service revenues to the joint ventures relating to research and development and selling, general and administration services.  Equity earnings from the joint ventures for the three and six months ended April 30, 2009 were $9 million (2008 – 10 million) and $15 million (2008 - $24 million), respectively.

For the three and six months ended April 30, 2009, the Company received $7 million (2008 - $8 million) and $16 million (2008 - $34 million) in cash distributions from the joint ventures, respectively.  As of April 30, 2009 and October 31, 2008, accounts receivable from the joint ventures were $16 million and $24 million, respectively.

Condensed combined financial information for these joint ventures is summarized below:
	Three months ended April 30		Six months ended April 30
	2009	2008	2009	2008
Net revenues	$55	$79	$113	$166
Gross profit	$30	$45	$62	$96
Net earnings	$18	$20	$30	$48

	As of April 30	As of October 31
	2009	2008
Current assets	$41	$43
Long-term assets	25	28
	$66	$71

Current liabilities	$23	$41
Equity	43	30
	$66	$71

22.	Segmented Information
The Company operates within three business segments – MDS Pharma Services (pharmaceutical research services), MDS Nordion (medical isotopes and sterilization technologies), and MDS Analytical Technologies (analytical instruments).  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The following tables provide the Company’s segmented information.
Three months ended April 30, 2009
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$65	$70	$-	$135
Service revenues	105	-	17	-	122
Reimbursement revenues	25	-	-	-	25
Total revenues	130	65	87	-	282
Direct cost of products	-	32	50	-	82
Direct cost of services	74	-	3	-	77
Reimbursed expenses	25	-	-	-	25
Selling, general and administration	26	12	17	7	62
Research and development	-	1	13	-	14
Depreciation and amortization	8	3	12	-	23
Change in fair value of embedded derivatives	-	(3)	-	-	(3)
Other expenses (income), net	18	-	(1)	1	18
Equity earnings	-	-	(9)	-	(9)
Segment (loss) earnings	$(21)	$20	$2	$(8)	$(7)
Capital expenditures	$2	$1	$3	$1	$7

Three months ended April 30, 2008 Restated (Note 2(c))
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$76	$93	$-	$169
Service revenues	128	4	25	-	157
Reimbursement revenues	24	-	-	-	24
Total revenues	152	80	118	-	350
Direct cost of products	-	42	64	-	106
Direct cost of services	95	2	4	-	101
Reimbursed expenses	24	-	-	-	24
Selling, general and administration	33	13	22	7	75
Research and development	-	2	20	-	22
Depreciation and amortization	8	3	12	-	23
Restructuring charges, net	1	-	-	-	1
Change in fair value of embedded derivatives	(1)	(2)	-	-	(3)
Other (income) expenses, net	(8)	(1)	-	2	(7)
Equity earnings	-	-	(10)	-	(10)
Segment earnings (loss)	$-	$21	$6	$(9)	$18
Capital expenditures	$9	$3	$1	$2	$15

Six months ended April 30, 2009
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$131	$138	$-	$269
Service revenues	211	-	34	-	245
Reimbursement revenues	43	-	-	-	43
Total revenues	254	131	172	-	557
Direct cost of products	-	65	99	-	164
Direct cost of services	147	-	7	-	154
Reimbursed expenses	43	-	-	-	43
Selling, general and administration	53	21	34	14	122
Research and development	-	2	26	-	28
Depreciation and amortization	16	6	23	-	45
Restructuring charges, net	1	-	3	-	4
Change in fair value of embedded derivatives	(2)	2	-	-	-
Other expenses (income), net	18	-	(4)	2	16
Equity earnings	-	-	(15)	-	(15)
Segment (loss) earnings	$(22)	$35	$(1)	$(16)	$(4)
Capital expenditures	$6	$2	$5	$1	$14
Total assets	$363	$294	$804	$388	$1,849

Six months ended April 30, 2008 Restated (Note 2(c))
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$135	$185	$-	$320
Service revenues	248	5	49	-	302
Reimbursement revenues	50	-	-	-	50
Total revenues	298	140	234	-	672
Direct cost of products	-	76	125	-	201
Direct cost of services	183	2	8	-	193
Reimbursed expenses	50	-	-	-	50
Selling, general and administration	62	24	41	12	139
Research and development	-	2	40	-	42
Depreciation and amortization	17	6	27	-	50
Restructuring charges, net	1	-	-	-	1
Change in fair value of embedded derivatives	(1)	2	-	-	1
Other (income) expenses, net	(13)	3	2	1	(7)
Equity earnings	-	-	(24)	-	(24)
Segment earnings (loss)	$(1)	$25	$15	$(13)	$26
Capital expenditures	$15	$6	$3	$4	$28
Total assets	$793	$948	$820	$412	$2,973

23.	Litigation

On April 30, 2009, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of approximately $7 million and lost profits of approximately $60 million.  This action relates to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company intends to vigorously defend this action.

On November 11, 2008, the Company was served with a Statement of Claim related to repeat study costs and mitigation costs of $4 million (C$5 million) and loss of profit of $25 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. The Company has filed a Statement of Defence and intends to vigorously defend this action.

On July 8, 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages.  MDS concurrently filed a court claim against AECL and the Government of Canada. MDS is seeking against AECL (i) damages in the amount of C$1.6 billion ($1.3 billion) for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion ($1.3 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA) (a  loan agreement between the Government of Canada and MDS for C$100 million ($84 million) of which C$66 million ($55 million) is outstanding); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCPA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCPA.

24.	Subsequent Events
MDS Nordion – Medical Isotope Supply Disruption
On May 18, 2009, MDS Nordion received information from its primary supplier, AECL, regarding an interruption in the supply of medical isotopes. AECL announced that its National Research Universal (NRU) would be out of service for more than one month due to a heavy water leak in the reactor vessel.  Subsequently, on May 27, 2009, AECL announced that the reactor would be out of service for at least three months.  AECL has not yet completed its investigation to determine the extent of repairs that may be required.  As a result of this and the uncertainty regarding the time required to complete potentially complex repairs, the actual time the reactor is out of service may be longer than three months. Based on historical trends related to the NRU supplied products, the Company expects its results of operations to be reduced by approximately $4 million for each month that the NRU is out of service.

Discontinued Operations
On June 1, 2009, MDS announced that as a result of its ongoing strategic review process, it will strategically focus its MDS Pharma Services business on the delivery of its Early Stage (Discovery through Phase IIa) contract research organization (CRO) services. As part of this initiative, the Company intends to sell its MDS Pharma Services Late Stage operations, which is comprised of Phase II-IV operations and Central Labs.

(a)	MDS Pharma Services sell of Phase II-IV operations
On June 1, 2009 MDS announced that it has signed an agreement to sell its MDS Pharma Services Phase II-IV operations to INC Research, Inc., a leading global provider of CRO services, for $50 million, which includes certain transition services and customary post-closing contingencies and adjustments, including working capital, and includes $5 million of consideration that is contingent on the completion of certain transition milestones.  Given the Company’s progress driving improvements in cash flows, the most significant post-closing adjustment could be working capital, which as of April 30, 2009 would have been a reduction of approximately $7 million. The carrying amount of the net assets for MDS Pharma Services Phase II-IV operations as of April 30, 2009 is approximately $41 million. Beginning in the third quarter of fiscal 2009, the Company will report the results of Phase II-IV operations as “Discontinued Operations, net of income taxes” on the consolidated statements of operations until the sale to INC Research, Inc. is completed. The sale is expected to close during the third quarter of fiscal 2009. If the sale does not close by the end of the third quarter of fiscal 2009, the Company will report the net assets of MDS Pharma Services’ Phase II-IV operations as assets held for sale in the consolidated statements of financial position as of July 31, 2009.

(b)	Central Labs
As a result of MDS’s decision to focus its MDS Pharma Services business on its Early Stage operations, a suitable buyer for Central Labs is being sought. Beginning in the third quarter of fiscal 2009, the Company will report the fair value of the net assets of Central Labs less costs to sell as “Assets held for sale” on the consolidated statements of financial position and report the results of operations of Central Labs as “Discontinued operations, net of income taxes” on the consolidated statements of operations during the third quarter of fiscal 2009. There is a significant amount of uncertainty in estimating the potential gain or loss on sale of Central Labs, including the timing of sale, proceeds and costs of disposition. See Note 8 for Central Labs’ $16 million impairment charge of property, plant and equipment for the three months ended April 30, 2009. As required for discontinued operations accounting, the Company will be assessing the fair value of the Central Labs operation, which may result in the Company incurring a write-down of assets.

MDS Pharma Services Restructuring
To further improve operating performance in a soft economy, to reduce overhead associated with the exit of Late Stage, and to sharpen the Company’s focus on Early Stage, MDS Pharma Services approved and initiated certain restructuring actions in the third quarter of 2009. These restructuring actions are expected to impact approximately 180 persons and are estimated to cost $4 million.  The majority of these actions will take place in the third quarter of fiscal 2009 and are expected to generate annual savings of approximately $9 million.

25.	Comparative Figures
Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.